UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 12, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

RELEVANT EVENT

Additionally to the disclosed agreement with Texas Regional Bancshares Inc,
BBVA has reached today an agreement for the acquisition of another USA banking group quoted on the Nasdaq, State National Bancshares Inc., also domiciled and with its principal activity in Texas. The acquisition price agreed with the
Boards of Directors of the target is $38.50 per share, which amounts to a total price of approximately $480 million, which shall also be fully paid with internal resources.

The acquisition will take place through a reverse subsidiary merger. The merger will only become effective, as provided by the applicable legislation, when 2/3 of the capital represented in the general shareholders meetings of the targeted entity approve the merger and, as is customary in these types of transactions, the necessary administrative authorizations have been obtained.

Tomorrow, at 9.30 a.m. (Madrid time) the transaction shall be presented to analysts and investors. There will be a live webcast of the presentation which may be accessed from BBVA´s corporate site (www.bbva.com), and which will be available for replay at BBVA´s corporate web during at least the following month.

Madrid, June 12, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 06/12/2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA